SECUR 02021745 IMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52266

RECEIVED MAY 30 2002 WASH. D.C. 165 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cogent Alternative Strategies, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901-B Post Road
(No. and Street)

Fairfield (City) CT (State) 06430 (Zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Doeberl (203) 256-9498
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name - if individual, state last, first, middle name)

143 Weston Road (Address) Weston (City) CT (State) 06883 (Zip Code)

CHECK ONE.

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Doeberl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cogent Alternative Strategies, Inc. as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Robert A Doeberl
Signature

President
Title

Joanne C. Bartmess
Notary Public

JOANNE C. BARTMESS
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/28/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claim of creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COGENT ALTERNATIVE STRATEGIES, INC.

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED MARCH 31, 2002

COGENT ALTERNATIVE STRATEGIES, INC.

CONTENTS

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholders' of
Cogent Alternative Strategies, Inc.

We have audited the accompanying statement of financial condition of Cogent Alternative Strategies, Inc. as of March 31, 2002 and the related statements of operations, changes in Shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Cogent Alternative Strategies, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Weston, Connecticut
May 8, 2002

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

ASSETS

Cash and cash equivalents		$	40,916
Organizational costs, less accumulated amortization of $7,892			6,035
Other assets			32,793
TOTAL ASSETS		$	79,744

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES			
Accrued expenses and other liabilities		$	12,500
SHAREHOLDERS' EQUITY			
Common stock, par value .01; authorized 1,000 shares; issued and outstanding 1,000 shares	$ 10		
Additional paid in capital	26,990		
Retained earnings	40,244		
TOTAL SHAREHOLDERS' EQUITY			67,244
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$	79,744

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2002

REVENUE		
Commission income		$ 2,158,058
Interest and dividend income		290
TOTAL REVENUE		2,158,348
EXPENSES		
Consulting fees	$ 2,054,931	
Commission expense	30,434	
Travel and entertainment	28,847	
Professional fees	22,842	
Regulatory fees	14,033	
Rent and occupancy costs	11,124	
Office supplies and expenses	4,346	
Amortization	2,785	
Training and conferences	1,500	
Insurance	274	
TOTAL EXPENSES		2,171,115
LOSS BEFORE PROVISION FOR INCOME TAXES		(12,768)
PROVISION FOR INCOME TAXES		(11,472)
NET LOSS		$ (1,296)

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED MARCH 31, 2002

	Total Equity	Common Stock	Additional Paid-in Capital	Retained Earnings
SHAREHOLDERS' EQUITY - April 1, 2001	$ 68,540	$ 10	26,990	$ 41,540
Net Loss	(1,296)			(1,296)
Capital additions	0		0	
SHAREHOLDERS' EQUITY - March 31, 2002	$ 67,244	$ 10	$ 26,990	$ 40,244

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss		$ (1,296)
Adjustments to reconcile net income to net cash used by operating activities:		
Amortization	$ 2,785	
Changes in assets and liabilities:		
Increase in other assets	(19,793)	
Decrease in accrued expenses and other liabilities	(13,443)	
TOTAL ADJUSTMENTS		(30,451)
NET CASH USED BY OPERATING ACTIVITIES		(31,747)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		72,663
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		$ 40,916

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Corporate income taxes paid	$ 13,400
Interest and dividends received	290

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2002

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Cogent Alternative Strategies, Inc. (the Company) began doing business as a registered broker-dealer with the Securities and Exchange Commission in July 2000. The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on the accrual basis for financial statement reporting purposes while using the cash basis for income tax purposes.

Organizational costs are amortized using the straight line method over 60 months.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $10,710 in a money market fund which is held at the bank.

4. PROVISION FOR INCOME TAXES

The Company is recognized as a Corporation by the Internal Revenue Service. As a Corporation, the Company is subject to both federal and state taxes. Provisions for income taxes accrued (overpaid) in the financial statements are as follows:

Federal		$(10,541)
State		(931)
	Total	$(11,472)

For income tax purposes, the Company has available loss carryforwards of approximately $12,768 which will expire March 31, 2022. As a result the financial statements reflect the overpayments of estimates paid and the minimum tax charged by the State of Connecticut.

5. COMMITMENT

The Company leases office space under a non-cancellable lease expiring April 14, 2004. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum lease payments on this lease are as follows:

$6,540 for the fiscal year ending March 31, 2003
$6,900 for the fiscal year ending March 31, 2004

6. RELATED PARTY TRANSACTIONS

Consulting fees in the amount of $2,054,931 were paid to an entity controlled by one of the major shareholders of the Company.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $28,202 which exceeded the minimum requirement of $5,000 by $23,202. The Company's ratio of aggregate indebtedness to net capital was .44 to 1.

COGENT ALTERNATIVE STRATEGIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

MARCH 31, 2002

CREDITS		
Shareholders' equity		$ 67,244
TOTAL CREDITS		67,244
DEBITS		
Orgaizational expenses	$ 6,035	
Other assets	32,793	
TOTAL DEBITS		38,828
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		28,416
Haircuts on securities positions		214
NET CAPITAL		28,202
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$ 23,202

AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$12,500

Ratio of aggregate indebtedness to net capital .44 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Focus (17(a)-5 Part IIA filing.

See the accompanying Auditor's Report.